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                                                                     Exhibit 5.1

MONDAY JUNE 26, 7:35 AM EASTERN TIME

COMPANY PRESS RELEASE

SOURCE: Lincare Holdings Inc.

LINCARE DISCLOSES INVESTIGATION

CLEARWATER, Fla., June 26 /PRNewswire/ -- Lincare Holdings Inc. (Nasdaq: LNCR - news) has been informed by the United Stated Attorney's Office for the Middle District of Florida that certain Lincare employees are being investigated by a federal grand jury concerning possible violations of federal healthcare laws. In connection with the investigation, the Company has provided the government with various documents pertaining to, among other things, the delivery of respiratory and other services to patients and relating to dealings between the Company and physicians. The Assistant US Attorney handling the matter has stated to the Company that his investigation is ongoing and that he will seek additional documents from the Company. The Company is cooperating with the investigation. However, the Company can give no assurances as to the duration of the investigation or as to whether or not the government will institute proceedings against the Company or any of its employees or as to the violations that may be asserted.

From the time to time, the Company receives inquiries from various government agencies requesting patient records and other documents. It has been Lincare's policy to cooperate with all such requests for information. The government has not instituted any proceedings or served Lincare with any complaints as a result of these inquiries.

Private litigants may also make claims against the Company for violations of health care laws in actions known as qui tam suits and the government may intervene in, and take control of, such actions. The Company is a defendant in certain qui tam proceedings. Lincare intends to vigorously defend these suits. The government has declined to intervene in all unsealed qui tam actions of which the Company is aware.

As a health care provider, Lincare is subject to extensive government regulation, including numerous laws directed at preventing fraud and abuse and laws regulating reimbursement under various government programs. The marketing, billing, documentation and other practices of health care companies are all subject to government scrutiny. To ensure compliance with Medicare and other regulations, regional carriers often conduct audits and request patient records and other documents to support claims submitted by the Company for payment of services rendered to patients. Similarly, government agencies periodically open investigations and obtain information from health care providers pursuant to legal process.

Violations of federal and state regulations can result in severe criminal, civil and administrative penalties and sanctions, including disqualification from Medicare and other reimbursement programs.

Statements contained in this release that are not based on historical facts are forward looking statements, subject to uncertainties and risks, including, but not limited to, the constantly changing health care environment, potential reductions in reimbursement by government and third party payors for the Company's products and services, the demand for the Company's products and services, economic and competitive conditions, the availability of appropriate acquisition candidates and the successful completion of acquisitions, access to borrowed and/or equity capital on favorable terms, and other risks detailed in the Company's Securities and Exchange Commission filings.

SOURCE: Lincare Holdings Inc.